                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)(1)

                          GLOBAL CAPITAL PARTNERS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   276052 10 7
                                 (CUSIP Number)

                                  REID BREITMAN
                                  CORONA CORP.
                               3172 ABINGTON DRIVE
                         BEVERLY HILLS, CALIFORNIA 90210
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 8, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

----------------------------                       -----------------------------
CUSIP No. 276052 10 7               13D            Page 2 of 10 Pages
----------------------------                       -----------------------------

------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Corona Corp.
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                     (b) |_|
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS
              WC

------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              State of Nevada

------------- ------------------------------------------------------------------
                   7           SOLE VOTING POWER

------------- ----------------------------------------------------------------
                  8     SHARED VOTING POWER
  NUMBER OF             1,960,000 shares of Common Stock (subject to the
   SHARES               Voting Agreement and Irrevocable  Proxy dated
BENEFICIALLY            December 8, 2000 and  incorporated  by  reference
  OWNED BY              as Exhibit 99.8 to this Schedule 13D)
    EACH      -----------------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON               1,960,000 shares of Common Stock
    WITH
              ------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
              ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,960,000 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                   |_|
              (11) EXCLUDES CERTAIN SHARES
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.7% shares of Common Stock, based on 10,460,839 shares of Common
              Stock issued and outstanding at November 10, 2000.
------------ ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              CO
------------- ------------------------------------------------------------------

----------------------------                       -----------------------------
CUSIP No. 276052 10 7               13D            Page 3 of 10 Pages
----------------------------                       -----------------------------
------------- ------------------------------------------------------------------
1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Reid Breitman
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                     (b) |_|
------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS
              PF

------------- ------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America

------------- ------------------------------------------------------------------
                  7     SOLE VOTING POWER
                        7,500 shares of Common Stock
------------- ----------------------------------------------------------------
                  8     SHARED VOTING POWER
  NUMBER OF             1,960,000 shares of Common Stock (subject to the
   SHARES               Voting Agreement and Irrevocable  Proxy dated
BENEFICIALLY            December 8, 2000 and  incorporated  by  reference
  OWNED BY              as Exhibit 99.8 to this Schedule 13D)
    EACH      -----------------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON               1,960,000 shares of Common Stock
    WITH
              ------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              1,967,500 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                   |_|
              (11) EXCLUDES CERTAIN SHARES
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              18.7% shares of Common Stock, based on 10,460,839 shares of Common
              Stock issued and outstanding at November 10, 2000.
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON
              IN

------------- ------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated as of June 30, 2000. This Amendment No. 1 amends and restates the statement to read in its entirety as follows:

ITEM 1.   SECURITY AND ISSUER.

         This statement relates to shares of common stock, $.05 par value (the "Common Stock"), of Global Capital Partners, Inc., a Delaware corporation having its principal executive offices at 6000 Fairview Road, Suite 1410, Charlotte, North Carolina 28210 (the "Company").

         The Company changed its name from Eastbrokers International Incorporated ("Eastbrokers") to Global Capital Partners, Inc. in February 2000. Accordingly, any reference in this Schedule 13D to Eastbrokers means the Company.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)  The names of the persons  filing this statement are Corona Corp.,
               a  Nevada  Corporation   ("Corona"),   and  Reid  Breitman  ("Mr.
               Breitman," together with Corona, the "Filers").

          (b) The address of the Filers is 3172 Abington Drive, Beverly Hills, California 90210.

          (c) Mr. Breitman is the sole director, officer and shareholder of Corona.

          (d) During the last five years, neither of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdeameanors).

          (e) During the last five years, neither of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Breitman is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of funds used in purchasing the Common Stock and the other securities described herein were proceeds from the issuance and sale by Corona in November 1999 and in March 2000 of an aggregate of $6,225,000 of 5% Convertible Debentures due November 15, 2002. Corona sold these debentures to two accredited investors, including American Equities, LLC, which is owned by Reid Breitman, the sole shareholder and director of Corona, and Corporate Financial Enterprises. American Equities purchased all of the Debentures held by Corporate Financial Enterprises in November 2000, and, accordingly, is the sole holder of all of the Debentures issued by Corona.


ITEM 4.   PURPOSE OF TRANSACTION.

         The securities of the Company referenced herein were acquired for investment purposes.

         On December 8, 2000, Corona and the Company entered into a Voting Agreement and Irrevocable Proxy (the "Voting Agreement") pursuant to which Corona agreed, for a five-year period, to vote all shares of Common Stock owned by it as directed by the Company's board of directors. In order to secure Corona's obligations, the Voting Agreement also provides for the granting of an irrevocable proxy by Corona to Martin Sumichrast, the Company's chief executive officer, and any subsequent chief executive officer of the Company, for the purpose of voting all shares of Common Stock owned by Corona.

         While the Filers (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Company, the investments in the Company by the Filers (and their affiliates) will be periodically reviewed and at any time the amount of such investments may be increased, through open market purchases or otherwise, or decreased. Except as otherwise set forth in this statement, the Filers (and their affiliates) do not at the present time have any plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
               reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Corona

         As of the date hereof, Corona is the direct beneficial owner of 1,960,000 shares of Common Stock of the Company, over which it has sole power to dispose. This number represents 18.7% of the issued and outstanding shares of Common Stock of the Company, based on 10,460,839 shares issued and outstanding at November 10, 2000.

         Corona expressly disclaims beneficial ownership of the 7,500 shares of Common Stock of which Mr. Breitman is the direct beneficial owner.

Mr. Breitman

         As of the date hereof, Mr. Breitman may be deemed to be the beneficial owner of 1,967,500 shares of Common Stock of the Company. This number represents 18.9% of the issued and outstanding shares of Common Stock of the Company, based on 10,460,839 shares issued and outstanding at November 10, 2000. Of the 1,967,500 shares, Mr. Breitman is the direct beneficial owner of 7,500 shares over which he has sole voting power and power to dispose.

         As the sole director, officer and stockholder of Corona, Mr. Breitman is an indirect beneficial owner of 1,960,000 shares of Common Stock of which Corona is the direct beneficial owner and he may be deemed to have the sole power to dispose of such shares.

         As a result of the Voting Agreement, neither Corona nor Mr. Breitman may be deemed to have sole voting power with respect to the 1,960,000 shares of Common Stock directly owned by Corona.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER.

         The Filers have been advised by the Company and Belle Holdings of the following events, and, as to events to which Corona is or was a party, Corona hereby states as follows:

         On November 9, 1999, Belle Holdings entered into a Stock Purchase Agreement with the Company (the "Stock Purchase Agreement") pursuant to which Belle Holdings purchased 1,000,000 shares of Preferred Stock for $2.00 per share and Warrants to purchase an aggregate of 700,000 shares of Common Stock at an exercise price of $2.85 per share and also received an option to purchase up to an additional 1,000,000 shares of Preferred Stock at $2.00 per share. The Preferred Stock was convertible into shares of Common Stock on a 1:1 basis.

         On November 10, 1999, Belle Holdings entered into an Investment and Stock Purchase Agreement with Corona pursuant to which Belle Holdings sold to Corona $1 million of its Convertible Notes convertible from time to time into shares of Preferred Stock owned by Belle Holdings on a 0.35:1 basis and Warrants to purchase an aggregate of 490,000 shares of Common Stock.

         On January 10, 2000, Belle Holdings partially exercised its option and purchased an additional 100,000 shares of Preferred Stock. Simultaneously, Corona partially exercised its option and purchased additional Convertible Notes in the principal amount of $200,000.

         As of the date of the Stock Purchase Agreement, each share of Preferred Stock was entitled to one vote on all matters submitted to stockholders for approval. The Company agreed to seek stockholder approval to increase the voting power of the Preferred Stock from one vote per share to four votes per share, which would result in the increase of voting power held by holders of Preferred Stock from approximately 14% to approximately 39%. These terms were negotiated by Corona, having contemplated that Mr. Sumichrast would participate in Belle Holdings, in order to more fully align the interests of the Company's management with those of its stockholders.

         Subsequent to stockholder approval of the increase in voting power of the Preferred Stock, the Nasdaq Stock Market informed the Company that their listing requirements prohibit designating any class of security with a higher voting right than any other class. Additionally, Nasdaq informed the Company that pursuant to other listing requirements, the initial $2.00 per share price of the Preferred Stock had to be increased to $2.0625 per share, the closing price of the Common Stock on November 8, 2000. Accordingly, on January 31, 2000, Belle Holdings agreed to convert all of its shares of Preferred Stock and to exercise its Warrants. In consideration, the Company sold to Belle Holdings Class D Warrants to purchase an aggregate of 1,500,000 shares of Common Stock at an exercise price of $5.50 per share in exchange for a $375,000 promissory note due July 1, 2001 and bearing interest at 8% per annum. The Class D Warrants are exercisable as of July 1, 2001 and expire December 31, 2005. On the same date, Belle Holdings sold to Corona and a third party Class D Warrants to purchase up to 900,000 and 200,000 shares of Common Stock, respectively. In further consideration of these changes, on March 31, 2000, Belle Holdings transferred 70,000 shares of Common Stock to Corona.

         On March 31, 2000, Corona exercised the remaining portion of its option and purchased additional Convertible Notes in the principal amount of $1.8 million. On this date, Corona also converted all of its Convertible Notes in the aggregate principal amount of $4.0 million into 1,400,000 shares of Preferred Stock, converted the 1,400,000 shares of Preferred Stock into 1,400,000 shares of Common Stock and exercised its Warrants for 490,000 shares of Common Stock. Simultaneously, Belle exercised the remaining portion of its option and purchased from the Company 900,000 shares of Preferred Stock.

         On the same date, Belle Holdings converted 600,000 shares of Preferred Stock into 600,000 shares of Common Stock, transferred the remaining 1,400,000 shares of Preferred Stock to Corona upon conversion of the Convertible Notes and exercised the remaining Warrants for 210,000 shares of Common Stock.

         See Item 4 hereof for a description of the Voting Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

 99.1. Joint Filing Agreement, dated June 30, 2000, by and among Corona and Reid Breitman (previously filed).

 99.2. Stock Purchase Agreement, by and among Eastbrokers and Belle Holdings, dated as of November 9, 1999, and amendment thereto (previously filed).

 99.3. Warrant Agreement, between Eastbrokers and Belle Holdings, dated as of November 9, 1999 (previously filed).

 99.4. Common Stock Purchase Warrant Certificate No. 1, dated November 9, 1999 (previously filed).

 99.5. Common Stock Purchase Warrant Certificate No. 2, dated November 9, 1999 (previously filed).

 99.6. Investment and Stock Purchase Agreement dated as of November 10, 1999, by and between Belle Holdings and Corona, and amendments thereto (previously filed).

 99.7. Convertible Note Due December 31, 2004, by and between Belle Holdings and Corona, dated November 10, 1999 (previously filed).

 99.8. Voting Agreement and Irrevocable Proxy, dated as of December 8, 2000, by and between Corona and the Company (filed herewith).

 99.9 5% Convertible Debentures Due November 15, 2002, dated November 15, 2000, in the amount of $880,000 (cancelled) (filed herewith).

 99.10 5% Convertible Debentures Due November 15, 2002, dated March 20, 2000, in the amount of $2,490,000 (cancelled) (filed herewith).

 99.11 5% Convertible Debentures Due November 15, 2002, dated November 15, 2000, in the amount of $1,320,000 (filed herewith).

 99.12 5% Convertible Debentures Due November 15, 2002, dated March 20, 2000, in the amount of $3,735,000 (filed herewith).

 99.13 5% Convertible Debentures Due November 15, 2002, dated November 24, 2000, in the amount of $2,490,000 (filed herewith).

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 11, 2000       CORONA CORP.



                              By:            /s/ Reid Breitman
                              --------------------------------------------------
                                               Reid Breitman
                                    Sole Director, Officer and Stockholder



                                             /s/ Reid Breitman
                              --------------------------------------------------
                                                Reid Breitman

                                INDEX TO EXHIBITS


EXHIBIT NO.                                     DESCRIPTION

 99.1 Joint Filing Agreement, dated June 30, 2000, by and among Corona and Reid Breitman (previously filed).

 99.2 Stock Purchase Agreement, by and among Eastbrokers and Belle Holdings, dated as of November 9, 1999, and amendment thereto (previously filed).

 99.3 Warrant Agreement, between Eastbrokers and Belle Holdings, dated as of November 9, 1999 (previously filed).

 99.4 Common Stock Purchase Warrant Certificate No. 1, dated November 9, 1999 (previously filed).

 99.5 Common Stock Purchase Warrant Certificate No. 2, dated November 9, 1999 (previously filed).

 99.6 Investment and Stock Purchase Agreement dated as of November 10, 1999, by and between Belle Holdings and Corona, and amendments thereto (previously filed).

 99.7 Convertible Note Due December 31, 2004, by and between Belle Holdings and Corona, dated November 10, 1999 (previously filed).

 99.8. Voting Agreement and Irrevocable Proxy, dated as of December 8, 2000, by and between Corona and the Company (filed herewith).

 99.9 5% Convertible Debentures Due November 15, 2002, dated November 15, 2000, in the amount of $880,000 (cancelled) (filed herewith).

 99.10 5% Convertible Debentures Due November 15, 2002, dated March 20, 2000, in the amount of $2,490,000 (cancelled) (filed herewith).

 99.11 5% Convertible Debentures Due November 15, 2002, dated November 15, 2000, in the amount of $1,320,000 (filed herewith).

 99.12 5% Convertible Debentures Due November 15, 2002, dated March 20, 2000, in the amount of $3,735,000 (filed herewith).

 99.13 5% Convertible Debentures Due November 15, 2002, dated November 24, 2000, in the amount of $2,490,000 (filed herewith).